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Astris Energi Inc. · 6-K · For 10/19/04, On 10/19/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 19, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 10/19/04, On 10/19/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated October 19, 2004	3

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EXHIBIT 1

ASTRIS ENERGI INKS REVENUE GENERATING ITALIAN COOPERATION DEAL - LOOKS TO E.U. MARKETING STRATEGY

MISSISSAUGA, ONTARIO, CANADA, October 19, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.).

El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative. More information about El.Ma. can be found at the company’s website www.elmanet.it

Under the terms of the new Agreement, Astris will licence the use of its AFC technology and market its products and consulting services to El.Ma. with the objective of quickly expanding El.Ma.’s AFC technical readiness and establishing it as a hydrogen/fuel cell center of expertise in Italy and Europe. All goods and services provided by Astris will be purchased by El.Ma. at market competitive prices. El.Ma. will apply its research and manufacturing expertise to the further commercialization and production development of Astris’ alkaline fuel cell technology. Any intellectual property resulting from the execution of the Agreement will be owned exclusively by Astris Energi. Together Astris and El.Ma. will cooperatively develop an AFC sales and marketing plan targeted to the Italian market, with El.Ma. serving as a key Astris representative in Europe.

The cooperation between Astris and El.Ma. will be coordinated by Dr. Stefano Palma, a fuel cell expert with Energie Rinnovabili Italia s.r.l. (ERI). ERI is a privately held company in Genova, Italy, with a focus on energy technology.

"This is an exciting opportunity, with a number of positive benefits," said David Ramm, Astris’ Executive Vice President. "As well as generating immediate revenue through the sale of our consulting services and products to El.Ma., there is a great potential market in Italy and Europe for Astris’ alkaline fuel cell technology and El.Ma. provides us with a beachhead from which to exploit this market. With our AFC technology and El.Ma.’s recognized expertise and backing, we will be able to produce demonstration prototypes and products tailored to the European market that are European Union (EU) compliant."

"Astris is a world leader in alkaline fuel cell technology," said Massimo Luminari, El.Ma.’s Director General. "The combination of Astris’ more than twenty years of fuel cell expertise and our established record of research achievement makes for a promising joint venture. We look forward to expanding our knowledge and developing new product lines and manufacturing facilities with specific application to the rapidly expanding EU market."

The Agreement has an initial term of three years, with provision for extension.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

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